Exhibit 99.1

December 13, 2017

Central Fund of Canada Limited (Symbols: NYSE American - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the year ended October 31, 2017.

The financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	October 31,	October 31,
	2017	2016
	$	$
Net Assets:
Gold bullion at market	2,112,442,851	2,127,603,668
Silver bullion at market	1,265,269,399	1,343,439,255
Cash and cash equivalents	15,838,832	34,363,862
Other receivables and prepayments	326,366	337,256

Total assets:	3,393,877,448	3,505,744,041
Liabilities:
Dividends payable	2,521,160	2,538,034
Accrued liabilities	2,557,298	1,812,230
Total liabilities	5,078,458	4,350,264

Equity:
Capital stock
Class A non-voting shares	2,397,737,714	2,411,333,702
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	991,041,818	1,090,040,617
Total equity	3,388,798,990	3,501,393,777
Total liabilities and equity	3,393,877,448	3,505,744,041

Total equity per share:
Class A non-voting shares	13.44	13.79
Common shares	10.44	10.79
Exchange rate: U.S. $1.00 = Cdn.	1.2893	1.3403

Total equity per share expressed in Canadian dollars:
Class A non-voting shares	17.33	18.49
Common shares	13.46	14.47

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (referred to as “net assets”) decreased by $112.6 million, or 3.2%, during the year ended October 31, 2017. This decrease in net assets was primarily attributable to decreases in the prices of gold and silver bullion during the year and their resulting impact upon the change in unrealized appreciation of holdings. Expenses incurred during the year, the repurchase and cancellation of Class A non-voting shares during the first quarter of 2017, and the payment of the annual U.S. $0.01 Class A non-voting share dividend at year end each added to, though nominally, the overall decrease in net assets.

During fiscal 2017, the net asset value per Class A non-voting share, as reported in U.S. dollars, decreased 2.5% to $13.44 from $13.79. Gold prices decreased 0.1% to $1,270.15 per fine ounce from $1,272.00 per fine ounce, and silver prices decreased 5.3% to $16.82 per ounce from $17.76 per ounce during the fiscal year. The net asset value per Class A non-voting share, as reported in Cdn. dollars, while subject to the same factors described above, decreased 6.3%, to $17.33 from $18.49 primarily due to a 3.8% decrease in the value of the U.S. dollar relative to the Canadian dollar.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars)

	Years ended October 31,
	2017	2016
	$	$
Income:
Interest	42,543	119,828
Total income	42,543	119,828
Expenses:
Administration fees	6,273,199	6,244,779
Safekeeping fees and bank charges	3,826,075	3,776,593
Directors’ fees and expenses	295,110	280,952
Shareholder information	269,641	175,252
Stock exchange fees	132,705	140,507
Legal fees	118,373	171,118
Audit and related regulatory fees	115,809	114,790
Registrar and transfer agent fees	58,463	59,770
Class A Shareholder’s proceedings and Plan of Arrangement	4,004,044	866,256
Foreign exchange gain	(32,396)	(8,955)
Total expenses	15,061,023	11,821,062
Net loss from administrative activities	(15,018,480)	(11,701,234)
Realized gain on sale of bullion	6,131,563	15,758,511
Change in unrealized appreciation of holdings	(80,462,550)	366,315,552
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(89,349,467)	370,372,829

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2017 was $89.3 million compared to net income, inclusive of the change in unrealized appreciation of holdings, of $370.4 million for the year ended October 31, 2016. The net income (loss) for any reporting period is primarily the result of the change in the prices of gold and silver bullion during the respective periods. On October 27, 2017, the Company sold 9,500 fine ounces of gold bullion (0.57% of gold holdings) at $1,265.00 per ounce and 420,000 ounces of silver bullion (0.56% of silver holdings) at $16.60 per ounce for total proceeds of $18,989,500. The gold and silver were sold in proportionate amounts so as to maintain their current weighting. Though the Company realized a gain of $6,131,563 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels and to quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $28,420 for the year ended October 31, 2017 due to higher month-end net asset levels during the year. Safekeeping fees increased by $49,482 during the same period. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during the period. Expenses increased by 27.4% over the prior year due primarily to higher costs incurred for the Class A Shareholder’s Proceedings and Plan of Arrangement, than those incurred in fiscal 2016.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2017 were 0.45% compared to 0.35% for the year ended October 31, 2016. During both periods, this ratio was affected by costs incurred to address issues related to the Class A Shareholder’s Proceedings, being litigation proceedings as more particularly described in Central Fund’s MD&A for the fiscal year ended October 31, 2017. If not for these costs, the expense ratio would have been 0.33% for both of the years ended October 31, 2017 and 2016.

During fiscal 2017 and subsequent to obtaining the necessary stock exchange approvals, the Company repurchased 1,687,388 (2016: 629,322) Class A non-voting shares at a total cost of $20,724,160 (2016: $8,436,976). These shares have been cancelled. All shares were repurchased on an accretive basis to shareholders at a discount to the net asset value per share at the time of such purchases.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2017, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE American (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com           Website: www.centralfund.com           Telephone: 905-648-7878

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on the Company’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

In particular, but without limiting the foregoing, this press release contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2017. Refer to Notes 3 and 10 of our annual financial statements for the year ended October 31, 2017 which discloses the risks associated with these forward-looking statements.